UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.                )*

BakBone Software Incorporated
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
057101107
(CUSIP Number)
Alan E. Salzman
VantagePoint Venture Partners
1001 Bayhill Drive, Suite 300
San Bruno, CA 94066
(650) 866-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 7, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.         ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 057101107
1.	Names of Reporting Persons.
VantagePoint Venture Partners IV (Q), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
16,294,242 (*)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
16,294,242 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,294,242 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
20.1%
14.	Type of Reporting Person (See Instructions)
PN

(*) Includes (a) 42 shares of the Issuer's Common Stock and (b) 16,294,200 shares of the Issuer's Series A Convertible Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
VantagePoint Venture Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
1,633,237 (*)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
1,633,237 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,633,237 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
2.5%
14.	Type of Reporting Person (See Instructions)
PN

(*) Includes (a) 37 shares of the Issuer's Common Stock and (b) 1,633,200 shares of the Issuer's Series A Convertible Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
VantagePoint Venture Partners IV Principals Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
72,600 (*)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
72,600 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
72,600 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
0.1%
14.	Type of Reporting Person (See Instructions)
PN

(*) Includes 72,600 shares of the Issuer's Series A Convertible Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
VantagePoint Venture Associates IV, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
18,000,079 (*)(**)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
18,000,079 (*)(**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,000,079 (*)(**)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
21.8%
14.	Type of Reporting Person (See Instructions)
OO

(*) Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of its pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such party is the beneficial owner of any securities covered hereby.

(**) Includes (a) 79 shares of the Issuer's Common Stock and (b) 18,000,000 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
James D. Marver
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
18,000,079 (*)(**)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
18,000,079 (*)(**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,000,079 (*)(**)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
21.8%
14.	Type of Reporting Person (See Instructions)
IN

(*) Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of his pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

(**) Includes (a) 79 shares of the Issuer's Common Stock and (b) 18,000,000 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
Alan E. Salzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Canada
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
18,000,079 (*)(**)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
18,000,079 (*)(**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,000,079 (*)(**)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
21.8%
14.	Type of Reporting Person (See Instructions)
IN

(*) Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of his pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

(**) Includes (a) 79 shares of the Issuer's Common Stock and (b) 18,000,000 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

Item 1.    Security and Issuer

The class of equity securities to which this statement on Schedule 13D ("Statement") relates is the common stock, no par value (the "Common Stock"), including shares of Common Stock issuable upon conversion of the Series A Preferred Stock, no par value (the "Series A Preferred Stock"), of BakBone Software Incorporated, a corporation incorporated under the laws of the Province of Alberta, Canada (the "Issuer"), with its principal executive office at 9540 Towne Center Drive, Suite 100, San Diego, CA 92121.

Item 2.    Identity and Background

This Schedule 13D is being filed on behalf of (1) VantagePoint Venture Partners IV (Q), L.P., a Delaware limited partnership ("VPVP IV Q"), (2) VantagePoint Venture Partners IV, L.P., a Delaware limited partnership ("VPVP IV"), (3) VantagePoint Venture Partners IV Principals Fund, L.P., a Delaware limited partnership  ("VPVP Principals IV" and together with VPVP IV Q and VPVP IV, the "VantagePoint Funds"), (4) VantagePoint Venture Associates IV, L.L.C., a Delaware limited liability company (together with the VantagePoint Funds, the "VantagePoint Entities"), (5) James D. Marver, and (6) Alan E. Salzman.  Messrs. Marver and Salzman, together with the VantagePoint Entities, are hereinafter referred to, collectively, as the "Reporting Persons."

The principal business of the VantagePoint Funds is venture capital financing.  VantagePoint Venture Associates IV, L.L.C. is the General Partner of the VantagePoint Funds.  Messrs. Marver and Salzman are the managing members of VantagePoint Venture Associates IV, L.L.C.

The address of the principal office of the VantagePoint Entities and the business address of Messrs. Marver and Salzman is 1001 Bayhill Drive, Suite 300, San Bruno, CA 94066.

During the last five (5) years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Marver is a United States citizen.  Mr. Salzman is a Canadian citizen.

The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 99.1.  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Item 3.    Source and Amount of Funds or Other Consideration

The VantagePoint Funds purchased 22,000,000 shares of Series A Preferred Stock on June 18, 2003, for total consideration of CDN $22 million (U.S. $15,620,000), funded by available cash of each of the respective VantagePoint Funds.  The VantagePoint Funds are pooled venture capital investment funds that call capital from their respective limited partners in order to make investments, such as the acquisition of the Series A Preferred Stock of the Issuer.

Item 4.    Purpose of Transaction

The Reporting Persons originally acquired the shares reported herein (collectively, the "Shares") pursuant to that certain Series A Preferred Share Purchase Agreement, dated as of June 18, 2003, by and between the Issuer and the investors listed therein (the "Series A Preferred Share Purchase Agreement"), to make an equity investment in the Issuer.  The Shares were not acquired nor held for the purpose or with the effect of changing or influencing control of the Issuer.

Effective May 7, 2009, Richard N. Frasch was appointed as a member of the Issuer's board of directors (the "Board") by the holders of the Issuer's Series A Preferred Stock.  In addition, the Reporting Persons have held discussions with the Issuer's management and Board, and intend to seek to have further discussions with (and may make suggestions to) the Issuer's management and Board, concerning ideas that the Reporting Persons may have to maximize stockholder value.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. The Reporting Persons may seek information from management and the Board, and may engage in further discussions with management, the Board, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons may exercise their rights under the Issuer's Articles, the Series A Preferred Share Purchase Agreement and the Investors' Rights Agreement (as defined below).

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a) and (b).  According to the Issuer's most recent Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission (the "SEC") on February 9, 2009, there were issued and outstanding 64,632,793 shares of the Issuer's Common Stock as of January 23, 2009.

With respect to the amount of Common Stock beneficially owned by each Reporting Person, the nature of such beneficial ownership and the related percentages of the class of Common Stock, the information contained in each of the cover pages, and in Items 1 through 14 thereon, and each of the related footnotes, is incorporated by reference herein.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the Reporting Persons listed in Item 2, or that the Reporting Persons listed in Item 2 may be deemed to beneficially own pursuant to Rule 13d-3 of the Act, are as follows:

VPVP IV Q has beneficial ownership of 42 shares of the Issuer's Common Stock and 16,294,200 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 20.1% of the outstanding shares of Common Stock of the Issuer as of February 9, 2009 on an as-converted basis.  (1)

VPVP IV has beneficial ownership of 37 shares of the Issuer's Common Stock and 1,633,200 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 2.5% of the outstanding shares of Common Stock of the Issuer as of February 9, 2009 on an as-converted basis.  (2)

VPVP Principals IV has beneficial ownership of 72,600 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock of the Issuer as of February 9, 2009 on an as-converted basis.  (3)

VantagePoint Venture Associates IV, L.L.C. has beneficial ownership of 79 shares of the Issuer's Common Stock and 18,000,000 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 21.8% of the outstanding shares of Common Stock of the Issuer as of February 9, 2009 on an as-converted basis.

James D. Marver has beneficial ownership of 79 shares of the Issuer's Common Stock and 18,000,000 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 21.8% of the outstanding shares of Common Stock of the Issuer as of February 9, 2009 on an as-converted basis.

Alan E. Salzman has beneficial ownership of 79 shares of the Issuer's Common Stock and 18,000,000 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 21.8% of the outstanding shares of Common Stock of the Issuer as of February 9, 2009 on an as-converted basis.

Each of the Reporting Persons, other than the VantagePoint Funds, expressly disclaims beneficial ownership of the shares of capital stock of the Issuer owned by all other Reporting Persons.

Footnotes to Item 5:

(1) All such shares are directly held and directly beneficially owned by VPVP IV Q.  VantagePoint Venture Associates IV, L.L.C., as the general partner of VPVP IV Q, and Messrs. Marver and Salzman, as the managing members of VantagePoint Venture Associates IV, L.L.C., may be deemed to share voting and investment power with VPVP IV Q with respect to such shares.  With respect to Messrs. Marver and Salzman, this Statement relates only to their indirect beneficial ownership of such shares.

(2) All such shares are directly held and directly beneficially owned by VPVP IV.  VantagePoint Venture Associates IV, L.L.C., as the general partner of VPVP IV, and Messrs. Marver and Salzman, as the managing members of VantagePoint Venture Associates IV, L.L.C., may be deemed to share voting and investment power with VPVP IV with respect to such shares.  With respect to Messrs. Marver and Salzman, this Statement relates only to their indirect beneficial ownership of such shares.

(3) All such shares are directly held and directly beneficially owned by VPVP Principals IV.  VantagePoint Venture Associates IV, L.L.C., as the general partner of VPVP Principals IV, and Messrs. Marver and Salzman, as the managing members of VantagePoint Venture Associates IV, L.L.C., may be deemed to share voting and investment power with VPVP Principals IV with respect to such shares.  With respect to Messrs. Marver and Salzman, this Statement relates only to their indirect beneficial ownership of such shares.

(c) None of the Reporting Persons has effected any transactions in the class of securities reported on this Schedule 13D during the past sixty (60) days.  In November 2003, VPVP IV Q and VPVP IV collectively converted 4,000,000 shares of Series A Preferred Stock on a one-to-one basis into shares of Common Stock and distributed 3,999,921 of these shares to the limited partners of those two funds.

(d) VantagePoint Venture Associates IV, L.L.C. is the general partner of each of the VantagePoint Funds.  Messrs. Marver and Salzman are the managing members of VantagePoint Venture Associates IV, L.L.C. and therefore have the power to vote and dispose of shares of the Issuer's Common Stock held by the VantagePoint Funds.  Under certain circumstances set forth in the operating agreement of VantagePoint Venture Associates IV, L.L.C., the members of such limited liability company have the right to receive distributions, either cash or in-kind, with respect to the shares of the Issuer's Common Stock held by the VantagePoint Funds.  In addition, under certain circumstances set forth in the limited partnership agreement of the VantagePoint Funds, the partners of such partnerships have the right to receive distributions, either cash or in-kind, with respect to the shares of the Issuer's Common Stock that the VantagePoint Funds hold.  To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of distributions with respect to the securities of the Issuer.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Pursuant to the Series A Preferred Share Purchase Agreement, the VantagePoint Funds purchased 22,000,000 shares of Series A Convertible Preferred Stock at a purchase price of CDN $1.00 (U.S. $0.71) per share.  The Series A Convertible Preferred Stock is convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.  As a condition to the obligations of the parties under the Series A Preferred Share Purchase Agreement, among other things, the Issuer and the investors entered into an Investors' Rights Agreement (as defined and described below) and an indemnification agreement for the benefit of the director representatives of the investors.  Also pursuant to the Series A Preferred Stock Purchase Agreement, the Company agreed to take all reasonable steps to ensure that two individuals would be elected to the Board as the initial representatives of the holders of the Series A Preferred Stock (which individuals previously, but no longer, serve as members of the Board).  The Issuer also agreed to indemnify and hold harmless each of the investors and each permitted transferee of the Series A Preferred Stock from and against any and all claims as a result of misrepresentations or breach of any representation or warranty, breaches of covenants, the execution and performance of the agreement, or the Issuer infringing the intellectual property rights of any third party in any material manner.

In connection with the execution of the Series A Preferred Share Purchase Agreement, the Issuer and the VantagePoint Funds entered into an Investors' Rights Agreement, dated as of June 18, 2003 (the "Investors' Rights Agreement").  Subject to certain qualifications enumerated therein, the Investors' Rights Agreement provides, among other things, that the holders of a majority of the shares of Common Stock issuable or issued upon conversion of the Series A Preferred Stock may demand that the Issuer file a registration statement under the Securities Act of 1933 (the "Securities Act") with respect to such securities.  The holders of the Series A Preferred Stock initiating the registration request may request to distribute their securities by means of an underwriting, with the underwriters to be selected by the initiating holders, which underwriter shall be reasonably acceptable to the Issuer.  The Issuer has the right to defer the filing of any such registration statement for up to 90 days following receipt of the request from holders of the Series A Preferred Stock if it shall determine in its good faith judgment that to do so would be seriously detrimental to the Issuer and its shareholders, provided that such right may not be exercised more than once in any twelve-month period.  The Investors' Rights Agreement also gives to the holders of the Series A Preferred Stock "piggyback" registration rights in the event the Issuer proposes to register any of its stock under the Securities Act in connection with the U.S. public offering of such securities.  In addition, the holders of at least 35% of the Series A Preferred Stock may, under certain conditions, demand that the Issuer file a registration statement on Form S-3 to permit or facilitate the sale and distribution of such holder's securities.  In addition, pursuant to the Investors' Rights Agreement, subject to certain exceptions, the Issuer granted the VantagePoint Funds, and their respective partners, general partner, managing members or affiliates or any affiliated fund a "right of first offer" with respect to future sales by the Issuer of its shares or securities convertible into or exercisable for any shares of its capital stock, up to the proportion that the amount of shares of Common Stock held by such investor, or issuable upon conversion of such issuer's convertible securities, bears to the total number of shares of Common Stock outstanding plus any shares issuable pursuant to an employee stock plan.  The Investors' Rights Agreement also stipulates that in connection with the closing of the transactions contemplated under the Series A Preferred Share Purchase Agreement, the Issuer shall use its best efforts to nominate, recommend and support for the election to the Board of Directors of the Issuer two representatives designated by a majority-in-interest of the investors.

In November 2003, VPVP IV Q and VPVP IV converted 4,000,000 shares of Series A Preferred Stock on a one-to-one basis into shares of Common Stock.  In connection with this conversion, the Issuer and the VantagePoint Funds entered into a Letter Agreement dated as of November 18, 2003 (the "Lock-up Agreement") by which the VantagePoint Funds would refrain from selling or distributing the remaining 18,000,000 shares of Series A Preferred Stock for a specified period of time.  The Lock-up Agreement stipulated that the Series A Preferred Stock was to be released from the Lock-up Agreement in three equal installments in February, May and August of 2004.  As of the date hereof, all 18,000,000 outstanding shares of Series A Preferred Stock subject to the Lock-up Agreement have been released, but have not yet been converted into shares of Common Stock.  Also under the Lock-up Agreement, each party agrees to indemnify and save the other party from and loss or liability suffered as a result of any breach of any representations, warranties or covenant in the agreement.

The descriptions of the Series A Preferred Share Purchase Agreement, the Investors' Rights Agreement and the Lock-up Agreement contained elsewhere in this Statement are incorporated herein by reference, and are qualified in their entirety by the full text of the Series A Preferred Share Purchase Agreement, the Investors' Rights Agreement and the Lock-up Agreement which are included as Exhibits 99.2, 99.3, and 99.4, respectively, to this Statement.

Item 7.   Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit 99.1

Joint Filing Agreement, dated as of June 9, 2009, among VantagePoint Venture Partners IV(Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund, L.P., VantagePoint Venture Associates IV, L.L.C., James D. Marver and Alan E. Salzman.

Exhibit 99.2

Series A Preferred Share Purchase Agreement, dated as of June 18, 2003, by and among Bakbone Software Incorporated and the investors who are signatories thereto (incorporated by reference from Exhibit 10.16 to the Issuer’s Annual Report on Form 10-K filed with the SEC on June 30, 2004).

Exhibit 99.3

BakBone Software Incorporated Investors’ Rights Agreement, dated as of June 18, 2003, by and among BakBone Software Incorporated and the investors who are signatories thereto (incorporated by reference from Exhibit 10.17 to the Issuer’s Annual Report on Form 10-K filed with the SEC on June 30, 2004).

Exhibit 99.4

Letter Agreement, dated as of November 18, 2003, by and among BakBone Software Incorporated and the VantagePoint Funds (incorporated by reference from Exhibit 10.18 to the Issuer’s Annual Report on Form 10-K filed with the SEC on June 30, 2004).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 9, 2009
VantagePoint Venture Partners IV (Q), L.P.
By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner
	By:	/s/ Alan E. Salzman
	Name:	Alan E. Salzman
Title: Managing Member

VantagePoint Venture Partners IV, L.P.
By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner
	By:	/s/ Alan E. Salzman
	Name:	Alan E. Salzman
Title: Managing Member

VantagePoint Venture Partners IV Principals Fund, L.P.
By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner
	By:	/s/ Alan E. Salzman
	Name:	Alan E. Salzman
Title: Managing Member

VantagePoint Venture Associates IV, L.L.C
	By:	/s/ Alan E. Salzman
	Name:	Alan E. Salzman
Title: Managing Member
/s/ James D. Marver
James D. Marver
/s/ Alan E. Salzman
Alan E. Salzman

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1

Joint Filing Agreement, dated as of June 9, 2009, among VantagePoint Venture Partners IV(Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners IV Principals Fund, L.P., VantagePoint Venture Associates IV, L.L.C., James D. Marver and Alan E. Salzman.

Exhibit 99.2

Series A Preferred Share Purchase Agreement, dated as of June 18, 2003, by and among Bakbone Software Incorporated and the investors who are signatories thereto (incorporated by reference from Exhibit 10.16 to the Issuer's Annual Report on Form 10-K filed with the SEC on June 30, 2004).

Exhibit 99.3

BakBone Software Incorporated Investors' Rights Agreement, dated as of June 18, 2003, by and among BakBone Software Incorporated and the investors who are signatories thereto (incorporated by reference from Exhibit 10.17 to the Issuer's Annual Report on Form 10-K filed with the SEC on June 30, 2004).

Exhibit 99.4

Letter Agreement, dated as of November 18, 2003, by and among BakBone Software Incorporated and the VantagePoint Funds (incorporated by reference from Exhibit 10.18 to the Issuer's Annual Report on Form 10-K filed with the SEC on June 30, 2004).